Mail Stop 3561

February 3, 2009

Via Fax & U.S. Mail

Mr. Mark A. Smith
Chief Executive Officer and Chief Financial Officer
Bion Environmental Technologies, Inc.
641 Lexington Avenue, 17th Floor
New York, New York 10022

   Re: Bion Environmental Technologies, Inc.
      Form 10-KSB for the year ended June 30, 2008
      Filed September 26, 2008
      File No. 0-19333

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB

Consolidated Financial Statements

Note 5. Convertible Promissory Notes, page F-15

2006 Series A Convertible Promissory Notes

2007 Series A Convertible Promissory Notes

1. We note from the disclosure in Note 5 that on May 31, 2008, the maturity date for the 2006 Series A Convertible notes, the principal and accrued interest of the 2006 Notes totaling $779,074 were exchanged via subscription agreements for 389,543 shares of restricted common stock of the Company at $2 per share which approximated the market price of the stock at the time of time of the conversion. We also note from the disclosure included in your prior year's Annual Report on Form 10-K that the 2006 Notes when issued originally provided for a conversion price of $6 per share. As the 2006 Notes were converted into the Company's common shares at a conversion price significantly lower than the original conversion price of the Series A Notes, please explain why you did not account for the conversion of the notes into the Company's common shares as an induced conversion pursuant to the guidance in SFAS No.84. We may have further comment upon receipt of your response.

2. In a related matter, we also note that that the 2007 Series A Convertible Promissory Notes were originally convertible into the Company's common shares at a price of $4 per share at the note holders option and that the Company had the right to require the 2007 Notes to be converted into its common shares at the lesser of $4 per share or the price of an offering in which the Company raises $3,000,000 or more. We also note that on May 31, 2008, all of the non-affiliated 2007 note holders and certain affiliated note holders converted their notes into the Company's common shares at $2 per share, the price at which the Company sold common stock during the same period. We further note that the shares sold by the Company during the year ended June 30, 2008, resulted in the receipt of gross proceeds aggregating only $630,000 by the Company. As the 2007 Notes were

also converted into the Company's common shares at a conversion price significantly lower than the original conversion price of $4 per share, please similarly explain why you did not account for the conversion of the 2007 Notes into the Company's common shares as an induced conversion pursuant to the guidance in SFAS No.84.

Note 7. Deferred Compensation, page F17

3. We note from the disclosure in the first paragraph of Note 7 that during fiscal 2007, the Company entered into agreements converting deferred compensation amounts aggregating $975,000 into promissory notes with conversion agreements. Please tell us and revise Note 7 to disclose the significant terms of the conversion agreements into which the deferred compensation amounts aggregating $975,000 were converted during 2007. Also please explain how the conversion terms for these promissory notes were calculated or determined and indicate whether the terms of the promissory notes provided for a beneficial conversion feature at the time the notes were issued in exchange for the deferred compensation. Also, please reconcile the disclosure in Note 7 which indicates that deferred compensation aggregating $975,000 was converted into promissory notes during 2007 with that included on your cash flow statement in the supplemental disclosure of non-cash investing and financing activities of $787,500.

4. We note from the disclosures in Note 7 and your consolidated statements of changes in stockholders' deficit that $530,085 of deferred compensation owed to Brightcap and Mr. Smith was converted into common shares at a price of $2 per share during fiscal 2008. Please tell us and revise Note 7 to explain how these conversion terms were calculated or determined. If $2 was determined to be the fair market value of the Company's common shares, please explain how this fair value was determined.

Note 8. Stockholders' Equity, page F19

5. We note the disclosure indicating that on March 31, 2007, the Company issued 151,908 shares of its common stock to satisfy its deferred compensation obligation owed under various management agreements with the D2 LLC Deferred Compensation Trust of $607,629. Please tell us how you determined the number of shares issued in satisfaction of this obligation. If this was based on the fair value of the shares issued, please explain how fair value was determined.

Report on Form 8-K dated May 31, 2008

6. We note from the disclosure in your Form 8-K that effective May 31, 2008, certain outstanding options were modified to extend the exercise periods for the options or to reduce the exercise prices of the options. Please tell us and explain in the notes to your financial statements in future filings how you accounted for the modifications of these options in your financial statements and indicate the amount of any incremental compensation expense recognized in connection with the modifications pursuant to the guidance in paragraph 51 of SFAS No. 123R. If no additional expense was recognized in connection with the modifications, please explain why.

Report on Form 8-K dated January 12, 2009

7. We note the disclosure in your Form 8-K dated January 12, 2009 indicating that the Company granted bonuses to Dominic Bassani and Mark Smith in the form of warrants to purchase common stock at $.75 per share and the extension of the expiration dates of warrants previously issued to December 31, 2018. We also note that each of these parties received the option or right to convert accrued deferred compensation and other obligations into the Company's common shares at $.75 per share. Please tell us and explain in future filings how the Company

determined the values assigned to the new and modified warrants issued as part of these arrangements. Also, please explain how you determined the conversion price of $.75 per common share for the accrued deferred compensation and other obligations that are convertible or were converted into the Company's common shares at $.75 per share. As part of your response, please indicate whether the $.75 conversion price represents a beneficial conversion feature which should be accounted for pursuant to the guidance in EITF 98-5 or EITF 00-27, as applicable. We may have further comment upon receipt of your response.

8. Also, we note that Mr Orphanos agreed to extend the maturity date of a $65,000 promissory note issued during the fall of 2008 to June 30, 2009 in exchange for Bion making such note convertible into shares of common stock at a price of $.75 per share and issuing warrants to purchase 15,000 shares of common stock at a price of $.75 per share. Please explain how the Company valued and accounted for the warrants issued in this transaction and explain how the Company accounted for the revision in the terms of this debt obligation. As part of your response, you should also explain whether the revised promissory note provided for a beneficial conversion feature and how any beneficial conversion feature was accounted for in the Company's financial statements pursuant to the guidance in EITF 98-5 and EITF 00-27, as applicable.

Other

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief